July 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cingulate Inc.
Registration Statement on Form S-3
File No. 333-280818
Acceleration Request
	Requested Date:	July 24, 2024
	Requested Time:	4:15 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cingulate, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Tracy Buffer of Lowenstein Sandler LLP at (973) 597-2434 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

CINGULATE INC.

By:	/s/ Shane Schaffer
Name:	Shane Schaffer
Title:	Chief Executive Officer